UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2012

METHANEX CORPORATION

(Registrant’s name)

SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82            .

Methanex Corporation

1800  -  200 Burrard St.

Vancouver, British Columbia

Canada V6C 3M1

Investor Relations: 604-661-2600

Toll-Free: 1-800-661-8851

www.methanex.com

For immediate release

January 17, 2012

METHANEX SIGNS LONG-TERM GAS SUPPLY AGREEMENT AND ANNOUNCES THE PLANNED RESTART OF A SECOND PLANT IN NEW ZEALAND

Methanex Corporation announced today plans to restart the second methanol plant at its Motunui site in New Zealand. The plant is expected to commence production in mid-2012 and will add up to 650,000 tonnes of incremental capacity per year. Methanex has signed a 10-year agreement with New Zealand-based Todd Energy to supply natural gas for up to half of the 1.5 million tonnes of annual capacity at the Motunui site. The plant has been idle since 2004 and the estimated future capital cost to restart is US$60 million.

Bruce Aitken, President and CEO of Methanex commented, “Based on the improved natural gas supply position that has developed in New Zealand over the past several years, we are delighted to announce the restart of a second plant in New Zealand. Furthermore, we are very pleased to have entered into a long-term gas supply agreement with Todd Energy, a leading oil and gas producer in New Zealand. This agreement underpins higher production and provides for a long-term gas supply to our operations in New Zealand.

Mr. Aitken continued, “The quantity of gas supply under this contract potentially allows us to produce about 7.5 million tonnes of methanol over the next 10 years, representing multi-billion dollars of revenues. The incremental capacity in New Zealand is an important new supply source for our customers in an environment where little new capacity is being added to the industry. And, based on the modest capital expenditure required to restart the plant, this project is expected to create significant value for shareholders.”

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX”; on the NASDAQ Global Market in the United States under the trading symbol “MEOH”; and on the Foreign Securities Market of the Santiago Stock Exchange in Chile under the trading symbol “Methanex”. Methanex can be visited online at www.methanex.com.

Todd Energy, a subsidiary of Todd Corporation, is a privately held Wellington-based diversified energy company. Todd Energy is New Zealand’s largest domestically owned petroleum exploration and production company and has been a leading New Zealand oil and gas explorer for over 50 years. Todd Energy can be visited online at www.toddenergy.co.nz.

- end -

Inquiries:

Jason Chesko

Director, Investor Relations

Methanex Corporation

604-661-2600

FORWARD-LOOKING INFORMATION WARNING

This press release contains forward-looking statements with respect to us and our industry. Statements that include the words “expects,” “may,” “intends,” “plans,” “estimates,” or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:

•	expected demand for methanol and its derivatives,

•	expected new methanol supply,

•	expected re-starts of existing methanol supply (including our own facilities) and timing of same,

•	expected methanol prices,

•	expected levels and timing of natural gas supply to our facilities,

•	expected operating costs, including natural gas feedstock costs and logistics costs,

•	expected capital expenditures to support the restart of our idled methanol facilities,

•	anticipated production rates of our re-started facilities,

•	expected cash flows and earnings capability.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:

•	supply of, demand for, and price of, methanol, methanol derivatives, natural gas, oil and oil derivatives,

•	success of natural gas exploration in New Zealand ,

•	production rates of our facilities,

•	operating costs including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,

•	global and regional economic activity (including industrial production levels).

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including without limitation:

•	conditions in the methanol and other industries, including fluctuations in supply, demand and price for methanol and its derivatives,

•	the price of natural gas, oil and oil derivatives,

•	the success of natural gas exploration and development activities in New Zealand and our ability to obtain additional gas in New Zealand on commercially acceptable terms,

•	the ability to successfully carry out corporate initiatives and strategies,

•	actions of competitors, suppliers, and financial institutions,

•	actions of governments and governmental authorities, including without limitation, implementation of policies or other measures that could impact the supply or demand for methanol or its derivatives,

•	changes in laws or regulations,

•	world-wide economic conditions, and

•	other risks described in our 2010 Management’s Discussion and Analysis.

Having in mind these and other factors, investors and other readers are cautioned not to place undue reliance on forward-looking statements. They are not a substitute for the exercise of one’s own due diligence and judgment. The outcomes anticipated in forward-looking statements may not occur and we do not undertake to update forward-looking statements except as required by applicable securities laws.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION

Date: January 17, 2012	By:	/s/ RANDY MILNER
		Name:	Randy Milner
		Title:	Senior Vice President, General Counsel & Corporate Secretary